February 24, 2006

VIA FAX, EDGAR SUBMISSION, AND COURIER

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Altera Corporation
Form 10-K for the year ended December 31, 2004
Filed March 11, 2005
File No. 000-16617

Dear Mr. Cascio:

The following is in response to certain inquires arising from our recent conversations with the staff related to our response dated January 20, 2006 concerning the above referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth the discussion topics below.

General Background of Sales through Distribution

Shipments to Distributors

We ship products to our distributors on an “FOB Shipping Point” basis. Upon shipment, the distributor assumes legal title and all the risks of ownership. We do not recognize revenue from product sold to distributors until it has sold through by the distributor to their end customer because the distributor has certain limited return rights and the end price to the customer is not fixed or determinable. Although we defer this revenue and the related inventory cost on our balance sheet, we do have a right to collect the gross receivables due from our distributors in accordance with the stated terms of our distributor contracts and invoices.

Pricing

We sell each item in our product catalog to all of our distributors worldwide at a uniform list price. However, distributors resell our products to end customers at a very broad range of individually negotiated price points based on customer, product, quantity, geography, competitive pricing and other factors. Typically, a customer purchasing a small quantity of product for prototyping or development from a distributor will pay list price. However, a customer using our products in volume production, purchasing thousands or even hundreds of thousands of units, will often competitively negotiate a substantial price discount from the distributor. Under such circumstances, the distributor will often negotiate and receive a price concession from Altera. Approximately 75% of

Brian Cascio

February 24, 2006

resales (in $ terms) result in a negotiated price concession from Altera to the distributor. Such price concessions range from 0% to 80% of the distributor’s original purchase price, even for the same part number. For example, in April 2005, the price concessions for one particular Stratix part averaged 54% of the distributor invoice price. By June 2005, that percentage had risen to 65% and by November it was 72%. In the aggregate, overall distributor price concessions have ranged, on average, from 56% to 67% of distributor invoice price over the last two years.

Cash Collection on Distributor Accounts Receivable

Collection of our receivables is not dependent upon the sale by the distributor to a third party. Based on payment terms of our distributor agreements and invoices, the vast majority of our receivables are due and payable within 30 days and approximately 80% of our receivables are aged less than 30 days. Most often we collect the receivable from the distributor prior to the distributor selling the inventory to a third party and prior to Altera granting any price concession. At the end of December 2005, we had 1.4 months of inventory, or approximately 42 days, in the distribution channel. The time between the distributor resale transaction that gives rise to the price concession and settlement of that concession averages from 5 to 13 days. Thus, the average time span from invoicing the distributor to settlement of a price concession claim is approximately 47 to 55 days.

Presentation of Accounts Receivable

We believe that the presentation of accounts receivable from distributors, without any reduction for estimated potential future price concessions, is appropriate. Our conclusion is supported by:

FASB Concepts Statement 6 (“CON 6”)

Paragraph 26 defines the three essential elements of an asset as follows:

(a)	it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

(b)	a particular entity can obtain the benefit and control other’s access to it, and

(c)	the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

We recognize a receivable upon shipment of product to our distributors because (a) it is probable that the receivable will be collected and will contribute to our future cash inflows, (b) we have control over the receivable and have the ability to factor the receivable or use the receivable as collateral and (c) the transaction that gave rise to the receivable (i.e. the shipment of product to the distributor) has already occurred. The

Brian Cascio

February 24, 2006

accounts receivable recognized from shipments of product to our distributors fit within the definition of economic resources and provide a future economic benefit as discussed in CON 6. In addition, the distributor has no legal right to offset future price concessions against our invoices until such concessions have been granted and earned. We believe, therefore, that the recording of a gross receivable related to the shipments to distributors is appropriate.

Moreover, we do not record the receivable net of anticipated discounts because we cannot reliably and reasonably estimate the amount of future discounts as discussed above. We are analogizing the staff position in Topic 13.A.4(b) on reliable estimates of returns to our inability to reliably estimate future discounts on shipments to distributors. That staff position refers to the principle in CON 2 of reliable financial information and states that “If management cannot develop an estimate that is sufficiently reliable for use by investors, the staff believes it cannot make a reasonable estimate in meeting the requirements [of Statement 48]”. As noted above, the percentage of the price concessions we grant to distributors has and continues to vary significantly over time. As a result, any attempt to net gross receivables with expected future discounts would result in financial information that is not reliable under CON 2 and, by analogy, under Topic 13.A.4(b).

Presentation of Deferred income and allowances on sales to distributors

Because we have deferred 100% of the selling price to the distributors in the “Deferred income and allowances on sales to distributors” (“DI&A”) account, the balance consists of both income deferrals and price concession allowances. However, we cannot reliably and reasonably estimate the amount of future discounts (versus deferred income) as discussed above. In recent periods, our DI&A amount was dispositioned as follows:

December 2004: Approximately 62% of the DI&A balance (excluding distributor advances) was ultimately remitted back to distributors in the form of negotiated price concessions. Approximately 38% was recognized as income.

September 2005: Approximately 67% of the DI&A balance (excluding distributor advances) was ultimately remitted back to distributors with 33% being recognized as income.

Form 10-K Disclosures

We are providing on a supplemental basis certain additional disclosures to be included in our Form 10-K for the year ended December 30, 2005 related to our sales to distributors and the associated presentation of accounts receivable and deferred income and allowances on sales to distributors.

Brian Cascio

February 24, 2006

Please direct any comments or inquires regarding the foregoing to me (408) 544-8015 (telephone) or (408) 544-6414 (facsimile).

Very truly yours,

/s/ Nathan Sarkisian

Nathan Sarkisian Senior Vice President and Chief Financial Officer

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